Exhibit (a)(5)(B)

CIM Commercial Trust Corporation (“The Company”)

Notice under section 20(b) of the Securities Regulations (Procurement Proposal), 5761-2000 (“the Regulations”) and the Securities Regulations (Publication of advertisements in the Press), 5768-2008 regarding publication of a regular procurement proposal specification

It is hereby notified that on 22 October 2019, the Company published a regular procurement proposal specification (“the specification”) by which the Company proposes to purchase up to 2,693,580 shares of Series L Preferred Stock (“the shares”) from the holders by way of a regular procurement proposal.  The shares are offered for purchase for the sum of USD 29.12 per share, or 102.64% of the Series L Stated Value (of which USD 1.39, or 4.90%, reflects the amount of dividends on the shares that will have accrued as of the last acceptance date (as defined below)), to be paid in ILS as stipulated in the specification.

According to the specification, the last date for issuance of acceptance notifications is 20 November 2019 at 16:00 (“the last acceptance date”). According to the regulations and the specification, under certain conditions the Company shall be entitled to revise the specification and/or delay the last acceptance date and/or cancel the proposal under the specification, by way of a notification to be published by it, as set forth in the regulations.

The specification (written in English), published by the Company on 22 October 2019 (reference number: [    ]-2019-01), can be reviewed on the Securities Authority distribution site at the following address: www.magna.isa.gov.il and on the Tel Aviv Stock Exchange Website at: www.tase.co.il.

CIM Commercial Trust Corporation